UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 14, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated August 14, 2026 entitled ‘Director/PDMR Shareholding’.

Director/PDMR Shareholding

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMRS)

The Company notifies changes in ordinary shares of €3.50 each (Shares) of PDMRs, pursuant to the vesting of share awards.

Malus and clawback provisions apply to all awards.

This announcement is made in accordance with the requirements of the EU and UK version of the Market Abuse Regulation 596/2014.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Peter ter Kulve
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-AUG-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Vesting of Share Awards		16.928	20,567	348,158.18
		Aggregated	16.928	20,567	348,158.18

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Julien Barraux
2	Reason for the notification
a)	Position/status	Chief Creative Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-AUG-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Vesting of Share Awards		16.928	5,560	94,119.68
		Aggregated	16.928	5,560	94,119.68

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Sandeep Desai
2	Reason for the notification
a)	Position/status	Chief Supply Chain and Operations Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-AUG-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Vesting of Share Awards		14.50	5,021	72,804.50
		Aggregated	14.50	5,021	72,804.50

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Wai-Fung Loh
2	Reason for the notification
a)	Position/status	President, Asia
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-AUG-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Vesting of Share Awards		14.50	7,109	103,080.50
		Aggregated	14.50	7,109	103,080.50

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Tim Gunning
2	Reason for the notification
a)	Position/status	Chief of Staff & Head of Strategy
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-AUG-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Vesting of Share Awards		16.928	1,733	29,336.22
		Aggregated	16.928	1,733	29,336.22

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Mark O’Brien
2	Reason for the notification
a)	Position/status	Chief Technology and Information Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-AUG-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Vesting of Share Awards		14.50	4,665	67,642.50
		Aggregated	14.50	4,665	67,642.50

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Gerardo Rozanski
2	Reason for the notification
a)	Position/status	President, Americas
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-AUG-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Vesting of Share Awards		14.50	10,173	147,508.50
		Aggregated	14.50	10,173	147,508.50

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Mustafa Seckin
2	Reason for the notification
a)	Position/status	President Europe, and Australia & New Zealand
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-AUG-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Vesting of Share Awards		16.928	6,642	112,435.78
		Aggregated	16.928	6,642	112,435.78

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Toloy Tahir Tanridagli
2	Reason for the notification
a)	Position/status	President, Middle East, Turkey and South Asia
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-AUG-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Vesting of Share Awards		14.50	4,479	64,945.50
		Aggregated	14.50	4,479	64,945.50

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Vanessa Vilar
2	Reason for the notification
a)	Position/status	Chief Legal Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-AUG-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Vesting of Share Awards		16.928	1,962	33,212.74
		Aggregated	16.928	1,962	33,212.74

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

The Magnum Ice Cream Company N.V. EURONEXT: MICC/ NYSE: MICC/ LSE: MICC is the world's leading ice cream business. Home to four of the world's five largest ice cream brands: Magnum, Ben & Jerry's, Cornetto and the Heartbrand, our portfolio delights consumers in 80 markets around the world. Headquartered in Amsterdam, The Netherlands, we have a global team of 19,000 employees, a network of 32 factories, 13 R&D centres, and a fleet of three million freezer cabinets. For more information, visit www.corporate.magnumicecream.com. TMICC's legal entity identifier is 25490052LLF3XH6G9847.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: August 14, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer